                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                        Commission File Number 001-15012

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X]  Form 40-F [ ]

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes [ ]  No [X]

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes [ ]  No [X]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ]  No [X]

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    )
                                                 ----
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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure on the Company's execution of a currency forward contract, filed with the Financial Supervisory Commission of Korea and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on April 9, 2004;

         Exhibit 99.2: a corporate disclosure regarding a corrective order issued by the Korean Ministry of Information and Communication regarding a violation of the foreign ownership limit under the Korean Telecommunications Business Law, filed with the Financial Supervisory Commission of Korea and KOSDAQ on April 9, 2004;

         Exhibit 99.3: a notice of change of the location of the Company's headquarters to Taepyongro 2-43, Chung-gu, Seoul, Korea, filed with the KOSDAQ on April 16, 2004; and

         Exhibit 99.4: a fair disclosure on the number of subscribers for March 2004, filed with the KOSDAQ on April 14, 2004.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     HANARO TELECOM, INC.

Date: April 19, 2004                 By: /s/ Soon-Yub Samuel Kwon
                                         -------------------------
                                         Name:  Soon-Yub Samuel Kwon
                                         Title: Senior Executive Vice President


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                                  EXHIBIT INDEX

Exhibit No.       Description
----------        -----------
99.1:             a corporate disclosure on the Company's execution of a
                  currency forward contract, filed with the Financial
                  Supervisory Commission of Korea and Korea Securities Dealers
                  Association Automated Quotation Market ("KOSDAQ") on April 9,
                  2004.

99.2: a corporate disclosure regarding a corrective order issued by the Korean Ministry of Information and Communication regarding a violation of the foreign ownership limit under the Korean
                  Telecommunications Business Law, filed with the Financial
                  Supervisory Commission of Korea and KOSDAQ on April 9, 2004.

99.3: a notice of change of the location of the Company's headquarters to Taepyongro 2-43, Chung-gu, Seoul, Korea, filed with the KOSDAQ on April 16, 2004.

99.4: a fair disclosure on the number of subscribers for March 2004, filed with the KOSDAQ on April 14, 2004.
